January 27, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Tom Jones

Re:	WaferGen Bio-systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 9, 2014
File No. 333-192003

Ladies and Gentlemen:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated January 23, 2014, with respect to the registration statement on Form S-1, as amended (File No. 333-192003) (the “Registration Statement”).  Simultaneously with the filing of this letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

1.
Please provide us your analysis of when you must include the financial statements related to the IntegenX transaction in this registration statement and in the Form 8-K you filed on January 6, 2014.  Cite in your response all authority on which you rely, and show us your calculations supporting your analysis.

The Company evaluated the IntegenX transaction in accordance with Rules 8-04 and 8-05 of Regulation S-X.  The Company also considered Section 2040.1 of the Division of Corporation Finance Financial Reporting Manual (the “Reporting Manual”).  Pursuant to Rule 8-04(c)(4), audited financial statements for a recently acquired business are not required to be included in a registration statement if (a) the recent acquisition does not exceed the 50% significance level, (b) the effective date of the registration statement is no more than 74 days after consummation of the transaction, (c) the financial statements have not been previously filed by the registrant, and (d) the registrant is not a “blank check company” subject to Rule 419 under the Securities Act.

Pursuant to Rule 8-04, the Company believes that the financial statements related to the IntegenX transaction are not required in the Registration Statement for the following reasons:

(a)
The IntegenX transaction did not exceed the 50% significance level.  The Company evaluated the significance of the transaction pursuant to Rule 8-04 and determined, based on preliminary figures, that the transaction did not exceed the 50% significance level.  The Company’s calculations are as follows:

U.S. Securities and Exchange Commission
January 27, 2014

(1)	Total assets of acquired business	IntegenX as of 12/31/2013	2,700,000	=	30.35%	A
	Total assets of acquiring company	WaferGen as of 12/31/2012	8,897,448			C

(2)	Pre-Tax Income of acquired business	IntegenX as of 12/31/2013	800,000	=	9.78%	A
	Pre-tax (loss) income of acquiring company (absolute value)	WaferGen as of 12/31/2012	8,176,672			C

(3)	Total consideration for acquisition	Total consideration	3,900,000	=	43.83%	B
	Total assets of acquiring company	WaferGen 12/31/2012	8,897,448			C

Based on the guidance set forth in Rules 8-04 and 8-05 of Regulation S-X and the calculations set forth above, the acquired business falls in the 40% to 50% range, and therefore does not exceed the 50% significance level which would require financial statements to be filed in the Registration Statement.

Notes:
A
Section 2015.2 of the Reporting Manual indicates that the financial statements used to measure significance is, generally, to compare the most recent pre-acquisition annual financial statements of the acquired business to the registrant’s pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. Pursuant to Section 2015.3 of the Reporting Manual, the amounts used for  both the acquired business and the registrant to measure significance must be determined in accordance with U.S. GAAP. The IntegenX “Total Assets” in calculation (1) and the “Pre-Tax Income” in calculation (2) therefore utilize estimates of the December 31, 2013 amounts as this is the most recent pre-acquisition financial data that will be available.

B
Total consideration related to the acquisition of the IntegenX transaction includes estimates of contingent Earnout payments based on projected revenues for 2014, 2015 and 2016 in amounts above which the Company’s management considers the likelihood of attainment to be remote, per the last bullet of Section 2015.6 of the Reporting Manual.

C
The denominator in calculations (1), (2) and (3) are extracted from the Company’s Form 10-K for the year ended December 31, 2012. The significance in calculation (3) falls into the 40% to 50% range, which would necessitate the filing with a Form 8-K of Financial Statements of the IntegenX transaction for the years ended December 31, 2013 and 2012. As discussed further below, should the Company file its Form 10-K for the year ended December 31, 2013, prior to the filing of such Financial Statements, it may reevaluate the significance of the IntegenX transaction as contemplated by Section 2025.2 of the Reporting Manual. Should the significance, based on the Company’s 2013 10-K, fall within the 20% to 40% range, the Company would only be required to file with a Form 8-K Financial Statements of the IntegenX transaction for the year ended December 31, 2013.

(b)
The effective date of the Registration Statement will be no more than 74 days after the consummation of the IntegenX transaction. The IntegenX transaction closed on January 6, 2014 and Wafergen expects the Registration Statement to be declared effective no more than 74 days after that date (i.e., by March 21, 2014).  Pursuant to Section 2040.1 of the Reporting Manual, the Company believes the registration statement may be declared effective without the financial statements, so long as the Company does not file the financial statements before the effective date, which the

U.S. Securities and Exchange Commission
January 27, 2014

Company does not intend to do.1  If the Registration Statement is not declared effective by March 21, 2014, the Company believes that it will be required to include the financial statements in the Registration Statement.

(c)
The financial statements have not been previously filed by the Company. The financial statements related to the IntegenX transaction have not been previously filed by the Company and the Company does not intend to file them prior to the effective date of the Registration Statement.

(d)
The Company is not a “blank check company” subject to Rule 419 under the Securities Act.  As disclosed in the Company’s Exchange Act Reports and the Registration Statement, the Company is an operating business that has a specific business plan and purpose, and it has not indicated that its business plan is to engage in merger or acquisition transactions with unidentified companies.  As such, the Company is not a “blank check company” within the meaning of Rule 419 under the Securities Act.

In accordance with the forgoing analysis, the Company does not intend to include the financial statements in the Registration Statement because it does not believe they are required.  Consequently, pursuant to Rule 8-05 of Regulation S-X, the Company does not believe pro forma financial information is required in the Registration Statement.

Pursuant to Item 9.01(a)(4) of Form 8-K, financial statements related to the acquisition of a significant business may be filed with an initial Form 8-K reporting the acquisition, or by amendment to the Form 8-K filed no later than 71 calendar days after the date that the initial Form 8-K was required to be filed.  As described in the Company’s Form 8-K filed on January 6, 2014, the Company intends to file the financial statements related to the IntegenX transaction no later than 71 calendar days after the date the Form 8-K was due for purposes of reporting the IntegenX transaction pursuant to Item 2.01.  Since the IntegenX transaction closed on January 6, 2014, the Company was required to file a Form 8-K under Item 2.01 to report the transaction by January 10, 2014.  Accordingly, the Company intends to file the required financial statements, and related pro forma financial information required by Item 9.01 of Form 8-K and Rule 8-05 of Regulation S-X, no later than 71 calendar days after January 10 (i.e., by March 21, 2014).

Notwithstanding the foregoing, as discussed with the Staff, the Company has requested permission from the Division of Corporation Finance’s Office of Chief Accountant to file abbreviated financial statements with the amendment to its Form 8-K as contemplated by Section 2065.4 of the Reporting Manual.  If such permission is granted, the Company intends to file audited abbreviated financial statements and pro forma financial information in lieu of the full financial statements and pro forma financial information required by Rules 8-04 and 8-05 or Regulation S-X.  For purposes of determining the age of the financial statements to be presented in the amended Form 8-K, if the Company files its Form 10-K for the fiscal year ended December 31, 2013 before filing the amended Form 8-K, the Company may reevaluate the significance of the IntegenX transaction as contemplated by Section 2025.2 of the Reporting Manual.

1 The Company notes that the Instruction to Item 9.01 of Form 8-K provides that, “[w]ith respect to filings under the Securities Act . . . registration statements will not be declared effective . . . unless financial statements meeting the requirements of Rule 3-05 of Regulation S-X are provided.”  Based on the guidance in Section 2040.4 of the Reporting Manual, the Company does not believe this Instruction is applicable to it because the financial statements related to the IntegenX transaction are not required to be provided in the Registration Statement pursuant to Rule 3-05 or Rule 8-04 of Regulation S-X.

U.S. Securities and Exchange Commission
January 27, 2014

Exhibit 10.31

2.
Please note that exhibits filed per Regulation S-K Item 601(b)(10) must be complete including all attachments such as schedules.  The last two sentences of Regulation S-K Item 601(b)(2) apply to exhibits that are appropriately filed per Item 601(b)(2).  Exhibit 10.31 to your registration statement appears to be missing attachments.  If you conclude that the agreement should have been filed per Item 601(b)(2) and intended to do so, please renumber the exhibit as appropriate and comply with the requirements of the last two sentences of that Item, including filing attachments that contain information which is material to an investment decision and not otherwise disclosed in the agreement or the prospectus in this registration statement.

In response to the Staff’s comment, the Company has concluded that Exhibit 10.31 should have been filed pursuant to Item 601(b)(2) of Regulation S-K and has filed Amendment No. 3 to the Registration Statement for the purpose of renumbering the exhibit as Exhibit 2.1. The Company has filed a copy of Exhibit 2.1 with Amendment No. 3, which includes the information required by the last two sentences of Item 601(b)(2).

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U.S. Securities and Exchange Commission
January 27, 2014

We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:           Ivan Trifunovich, Chief Executive Officer and President
John Harland, Chief Financial Officer